UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06007018

AB 3/29/06 *

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SEC MAIL PROCESSING SECTION RECEIVED 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4275 EXECUTIVE SQUARE, SUITE 230
(No. and Street)

LA JOLLA (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS (858) 455-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NASELLA, MATHIS & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

4660 LA JOLLA VILLAGE DRIVE, SUITE 125, SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

JOSEPH L. HEATON
COMM. #1556594
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires March 4, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANGUARD CAPITAL

Audit Report in Conformity
with Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2005

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

NASELLA, MATHIS & ASSOCIATES
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (858) 452-4300
4660 LA JOLLA VILLAGE DRIVE, SUITE 125
SAN DIEGO, CALIFORNIA 92122-4604
FAX: (858) 452-5989

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2005, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nasella, Mathis & Associates

February 15, 2006
San Diego, California

Nasella, Mathis, and Associates
Certified Public Accountants

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 225,526	$ -	$ 225,526
Prepaid income taxes		4,280	4,280
Deferred tax benefit			-
Other receivables from brokers/dealers	731,399		731,399
Other receivables - noncustomers		59,499	59,499
Securities owned:			
Marketable securities (at market value)	128		128
Total Current Assets	957,053	63,779	1,020,832
PROPERTY AND EQUIPMENT, net	-	122,975	122,975
DEPOSITS	-	4,607	4,607
Total Assets	$ 957,053	$ 191,361	$ 1,148,413

LIABILITIES AND SHAREHOLDERS' EQUITY

	Allowable	Non-Allowable	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 217,795	$ -	$ 217,795
Accounts payable and accrued expenses	-	42,178	42,178
Subordinated loan payable - current	-	500,000	500,000
Total Current Liabilities	217,795	542,178	759,973
Total Liabilities	$ 217,795	$ 542,178	$ 759,973
SHAREHOLDERS' EQUITY:			
Common stock, no par value, 1,000 shares authorized, issued and outstanding			$ 10
Additional paid-in capital			897,490
Retained earnings			(509,061)
Total Shareholders' Equity			388,439
Total Liabilities and Shareholders' Equity			$ 1,148,413

The accompanying notes are an integral part of this statement.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Vanguard Capital (the Company) was incorporated on February 24, 1988 under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments.

The National Association of Securities Dealers, Inc. (NASD) approved Vanguard Capital for membership as of June 17, 1988.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Use of estimates

In conformity with generally accepted accounting principles preparation of financial statements requires the use of management's estimates. Those estimates and assumptions affect the reported amounts of the assets and the reported expenses. Actual results could differ from those estimates.

Cash deposits

At times during 2005 the Company had deposits in excess of federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using an accelerated method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are depreciated using the straight-line method over a period of thirty-nine years.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Compensated absences

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the company provides 20 days of personal time off per year per employee. Unused time carries over to the following year, however there is a cap of 120/160 hours, respectively, of maximum accrual.

Income taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2005:

Marketable securities	$128
Total marketable securities	$128

The investments are subject to "haircuts" of $128, for purposes of computing net capital (see Note 4).

Note 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 are summarized as follows:

Office equipment and furniture	$ 255,304
Leasehold improvements	14,251
Automobiles	148,790
	418,345
Less accumulated depreciation	(295,370)
Net property and equipment	$ 122,975

Note 4. HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-1(f), haircuts were computed as a percentage of the value of marketable securities as follows as of December 31, 2005:

	Market Value	Haircuts
Equity	$128	$128

Note 5. LEASES, COMMITMENTS AND CONTINGENCIES

The Company has a new three-year lease beginning April 1, 2005. The base monthly rent will be $4,353 and is adjustable by 3% annually. The Company paid $97,418 in office rent (including area maintenance costs) for 2005. Minimum lease payments for the years ending December 31 are as follows:

2006	53,414
2007	54,980
2008	13,843
	$161,416

The Company leases two automobiles expiring February 23, 2006 and October 23, 2006. The total amount paid for the year ended December 31, 2005 was $35,920. minimum lease payments for the year ending December 31 are as follows:

2006	$18,393

Note 6. SUBORDINATED LOAN

Effective December 31, 2005, the Company paid in full subordinated debt in the amount of $500,000. The subordinated loan had been renewed on April 30, 2005 for a tentative period of one year.

Note 7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 920	$ 920
State	800	3,360	4,160
	$ 800	$ 4,280	$ 5,080

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

Expected income tax benefit at U.S. statutory rate	$ 0
The effect of:	
Nondeductible expenses	2,492
Increase due to state and local taxes, net of U.S. federal income tax effects	1,248
State minimum tax	800
Income tax benefit	$ 4,540

The Company has a net loss of ($424,525) for federal and net loss of ($433,955) for state tax purposes for the year ended December 31, 2005. The net operating losses can be carried forward to reduce federal and state taxable income in future years.

Note 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2005, the Company's net capital ratio is approximately 1.1 to 1. Net capital was $196,950, aggregate indebtedness was $217,795 and required net capital was $100,000.

Note 9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company paid professional fees totaling $21,725 to its shareholders.

Note 10. RETIREMENT PLANS

Defined Benefit Plan

The Company's defined benefit pension plan was terminated effective July 31, 2004. The Company fully funded the plan and distributed to each Participants, and the 1099-Rs have been properly issued.

Distributed amount of the Plan as of December 31, 2005:

$2,571,481

401(k) Plan:

The Company maintains a defined contribution 401(k) plan. All employees over the age of 21 are eligible to participate. There were no company contributions for 2005.

Note 11. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has been named as a defendant in four arbitration cases, which arose during the normal course of business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with outside counsel, believes it has meritorious defenses to three of the actions and intends to defend each of these actions vigorously. The Company has agreed to settle the fourth case for $30,000. A provision for additional loss has been accrued in the financial statements.

Note 11. COMMITMENTS AND CONTINGENT LIABILITIES
(Continued)

Although there can be no assurance that these arbitrations will not have a material effect on the results of operations of the Company in any future period, in the opinion of management of the Company, based upon advice of counsel, the ultimate resolution of such legal proceedings against the Company is not predictable at this time.

Note 12. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2005

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 4275 Executive Square, Suite 230, La Jolla CA 92037 and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.